FUJIFILM

FUJI FILM Holdings Corporation
IR Office, Corporate Planning Div.
7-3, Akasaka 9-Chome, Minato-ku, Tokyo 107-0052, Japan
Phone: 81-3-6271-1111

File No. 82-78
April 5, 2007

07022785

Office of International Corporate Fir
Division of Corporation Finance
Securities and Exchange Commissio
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ~~FUJIFILM Holdings Corporation~~ – 12g3-2(b) exemption
Fuji Photo Film Co Ltd

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

(a) The announcement of Adoption of Fair Rules for the Acquisition of Substantial Shareholding and Shelf Registration of Stock Acquisition Rights

(b) Company's press release dated on March 22, 2007

Very truly yours,

FUJI FILM Holdings Corporation

Masaru Yoshizawa
General Manager
IR Office,
Corporate Planning Div.

Enclosure

dlw 4/23

News Releases

[Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of non-Japanese speakers concerned. In case of any discrepancy between the translation and the Japanese original, the latter shall prevail.]

March 30, 2007

FUJIFILM Holdings Corporation
Representative: Shigetaka Komori (President and CEO)
Code Number: 4901 (1st Section of Tokyo Stock Exchange, 1st Section of Osaka Securities Exchange and 1st Section of Nagoya Stock Exchange)

FUJIFILM Announces the Adoption of Fair Rules for the Acquisition of Substantial Shareholdings ("Shareholders' Will Confirmation Type" Takeover Defense Measure) and Shelf Registration of Stock Acquisition Rights

FUJIFILM Holdings Corporation (the "Company" or "FUJIFILM") announced on March 30, 2007 that its Board of Directors (the "Board") has adopted Fair Rules for the Acquisition of Substantial Shareholdings ("Shareholders' Will Confirmation Type" Takeover Defense Measure) (the "Plan"), and has filed a shelf registration statement with respect to the stock acquisition rights contemplated by the Plan.

1. Reasons for Adoption of the Plan.

FUJIFILM believes that in the event that a takeover proposal is made, the ultimate decision as to whether or not to accept the proposal should be made by the shareholders of the Company at the time the takeover proposal is made. Furthermore, when a takeover proposal is made, in order to preserve and enhance corporate value and the common interests of shareholders it is necessary to create an environment in which the shareholders of the Company can make a duly informed judgment based on sufficient information and with a reasonable time period to consider the proposal.

In light of the above, the Company has adopted the Plan, which sets forth a clear path that a bidder can follow to commence a takeover proposal. The Plan is designed to enable the shareholders at the time of the takeover proposal to make the ultimate decision upon a duly informed judgment as to whether to accept the bidder's takeover proposal based on sufficient information and with a reasonable time period for the Board to consider the takeover proposal and pursue alternatives, and also to arrive at such informed judgment based upon a fair and highly transparent procedure.

The Plan is being adopted in accordance with, among other things, applicable statutory provisions, the relevant rules concerning the adoption of takeover defenses by each of Tokyo Stock Exchange, Inc., Osaka Securities Exchange Co., Ltd., and Nagoya Stock Exchange, Inc. and the "Guidelines Regarding Takeover Defense for the Purposes of Protection and Enhancement of Corporate Value and Shareholders' Common Interests", promulgated by the Ministry of

Economy, Trade and Industry and the Ministry of Justice, and upon giving full consideration to the rulings of Japanese courts concerning takeover defenses.

2. Background of Adoption of the Plan.

Along with the trend toward digitalization in recent years, the operating environment in the imaging and other businesses, which had supported FUJIFILM's stable earnings structure, has changed considerably. FUJIFILM has positioned the current period as its "Second Foundation" and is aiming for new and sustainable growth by putting into action the three fundamental strategies of its VISION75 Medium-term Management Plan, which was announced in February 2004. These strategies are implementing comprehensive structural reforms at all management levels, building new growth strategies, and enhancing consolidated management. Based on these fundamental strategies, FUJIFILM is moving ahead with structural reforms throughout the Company and is making aggressive capital and R&D investments as well as conducting M&A in areas of focus, which include medical imaging and life sciences, documents, graphic arts, highly functional materials and optical devices. Since issuing VISION75, demand for color films has dropped more sharply than anticipated, and the business environment for digital cameras has deteriorated. Accordingly, in January 2006, FUJIFILM implemented decisive and drastic structural reforms, principally in its imaging business, while accelerating the implementation of growth strategies and measures to strengthen consolidated management, in line with the basic strategies of the initial plan. As a consequence, FUJIFILM is forecasting that it will be able to attain sharp performance improvement and is aiming to report consolidated operating income of 200 billion yen in the fiscal year ending March 31, 2008.

Last year, FUJIFILM announced its new corporate philosophy statement: "We will use leading-edge, proprietary technologies to provide top-quality products and services that contribute to the advancement of culture, science, technology and industry, as well as improved health and environmental protection in society. Our overarching aim is to help enhance the quality of life of people worldwide." Based on this

philosophy, FUJIFILM will work to increase its corporate value and advance its common interests with shareholders through such initiatives as continuing to pursue an aggressive growth strategy and moving forward with its new "Slim & Strong Drive" initiatives aimed at creating a stronger corporate position.

However, in recent years, the Japanese capital market has become increasingly vulnerable to abrupt large-scale stock acquisitions without shareholders or other related parties being provided sufficient information, which may result in harm to the corporate value of the target and the common interests of its shareholders. A bidder could time such an acquisition to take place at the time a target company's stock is underperforming due to a temporary factor.

Therefore, FUJIFILM has determined that it is necessary to adopt fair rules prior to commencing a takeover so that FUJIFILM's shareholders can make a duly informed judgment at the time takeover proposal is made. FUJIFILM also believes that such rules should, by all means, preclude management entrenchment or any arbitrary action by the Board in respect of the takeover proposal.

As stated above, the purpose of the Plan is to preserve and enhance corporate value and the common interests of the shareholders. The Board requests that any bidder follow the Plan to commence a takeover proposal, and if the bidder has not followed the procedures required by the Plan, the Board intends to take certain measures as provided in the Plan.

3. How the Plan Works.

A distinguishing feature of the Plan is the provision under which the shareholders at the time of a takeover proposal decide whether or not to allow a takeover proposal to proceed through a shareholders vote, a fair and highly transparent procedure to ascertain shareholders' will. Since those shareholders are the parties with a direct interest in the decision as to whether such proposal should be accepted, seeking their approval through such procedure best serves the principal of ensuring and enhancing corporate value and the common interests of shareholders of FUJIFILM. In addition,

the Plan sets an objective and detailed procedure to follow when a bidder commences a takeover proposal, which prevents the Board from making arbitrary decisions, and FUJIFILM therefore considers the Plan highly transparent.

The Plan is briefly described below. For details, please see the Plan attached hereto. Also attached hereto as [EXHIBIT 2] are frequently asked questions (FAQ) regarding the Plan. Both the Plan and FAQ are also available on FUJIFILM's website at http://www.fujifilmholdings.com/ja/index.html. (Their respective English translations are available on FUJIFILM's website at http://www.fujifilmholdings.com/en/index.html.)

(1) Required Information. In order for any proposal by a bidder who proposes to acquire 15% or more of FUJIFILM's voting shares to be considered by the shareholders at a shareholders vote, the bidder is required to provide FUJIFILM with certain required information, which is specifically and objectively set forth in the Plan so that the bidder can fully prepare in advance. The required information is deemed sufficient unless it is deficient on its face, and accordingly, the Board may not make any arbitrary decision as to whether it has received the required information and thereby unreasonably delay the procedure.

(2) Review Period. A time period that enables the Board to pursue alternatives and FUJIFILM's shareholders to make a duly informed judgment will be determined as specified in the Plan, depending on the terms of a takeover proposal. The commencement date of a review period and the applicable time period are specifically and objectively set forth in the Plan. A review period begins on the date when required information is submitted, which date is determined on an objective standard as indicated above, not allowing the Board to arbitrarily delay the commencement of a review period. The length of the review period depends on the particular type of the takeover proposal and is, in general, either 12 weeks or 18 weeks. The Board has determined these time periods are reasonable considering the particular circumstances of FUJIFILM, including the size of its business and the relationships with its various stakeholders such as shareholders, employees and local communities, as

well as time for the Board to pursue alternatives in order to ensure that the corporate value and common interests of shareholders are enhanced, with reference to comparable precedents involving hostile takeover attempts in which it has taken several months or, in some cases, nearly a year to review alternatives and negotiate with the takeover bidder.

(3) Shareholders Vote. If a takeover proposal satisfies all the requirements set forth in the Plan, the Board will obtain following the review period a shareholder vote in order to ascertain the shareholders' will with respect to the issuance of the stock acquisition rights (the "Rights") by the way of a gratis allotment. Although such vote will occur by a written ballot or at a meeting similar to a general shareholders meeting (a shareholders' will confirmation meeting), if the Board determines the proposal is in FUJIFILM's and its shareholders' best interests, there will be no need for a shareholders vote.

(4) Issuance of the Rights by the Way of a Gratis Allotment. When a tender offer which would result in the acquisition of 15% or more of FUJIFILM's voting shares is commenced or 15% or more of FUJIFILM's voting shares are acquired, the Rights will be issued by the way of a gratis allotment upon the resolution of the Board in either of the following circumstances: (i) the shareholders have approved the issuance of the Rights at a shareholder vote or (ii) the bidder has not followed the procedures required by the Plan. The chart attached hereto as [EXHIBIT 1] shows the steps for the final decision whether to issue the Rights by the way of a gratis allotment in the event of emergence of a bidder who makes a takeover proposal.

(5) Condition to the Exercise of the Rights. The Rights may be exercised on or after the first date on which FUJIFILM publicly announces that a bidder has become a holder of 15% or more of FUJIFILM's voting shares. Any Rights beneficially held by such holder will not be exercisable.

4. Term, Renewal and Amendments of the Plan

The term of the Plan shall be three (3) years from March

30, 2007. The renewal of the term of the Plan shall be made by a resolution of the Board, taking into consideration the views of the outside directors and the outside statutory auditors of the Company.

During the term of the Plan, the Board expects to review and, if appropriate, amend the Plan and the terms of the Rights from time to time on an ongoing basis in light of developments in applicable laws and regulations, including amendments of the tender offer rules, in order to keep in place the benefits intended by the adoption of the Plan.

5. Shelf Registration

FUJIFILM has filed a shelf registration statement in connection with the Rights as of today as follows:

- Type of Securities: Stock acquisition rights
- Issued Period: 2 years from the effective date of the shelf registration statement of stock acquisition rights (from April 7, 2007 to April 6, 2009)
- Issuable Amount: 800 million yen (Issuable amount is the total amount to be paid upon exercise of all stock acquisition rights. The issue price of a stock acquisition right is zero yen.)

6. Decision-Making Process in Adopting the Plan.

The Plan which is announced today was adopted by unanimous approval at a Board meeting, which was attended by all nine directors, including one outside director of FUJIFILM. In addition, all of the four statutory auditors, including two outside statutory auditors of FUJIFILM have determined that the adoption of the Plan is appropriate and expressed their affirmative opinions thereto.

As of today, no specific takeover proposal has been made to the Board.

FUJIFILM, in formulating and adopting the Plan, has obtained advice from external experts, including Lazard Freres K.K. and Sullivan & Cromwell LLP.

7. Reference Information.

Attached hereto as [EXHIBIT 3] is the stock information of FUJIFILM as of September 30, 2006.

[EXHIBIT 1]

(For reference)
Applicable procedures from Emergence of a Bidder to Decision to Issue the Rights by the Way of a Gratis Allotment

(This chart is intended only for the purpose of understanding of the Plan. Please refer to the text of the Fair Rules for the Acquisition of Substantial Shareholdings ("Shareholders' Will Confirmation Type" Takeover Defense Measure) for more details.)



Emergence of a Bidder (who proposes to acquire 15% or more of FUJIFILM's voting shares)
Required information submitted by a Bidder
Yes *1
No
Review period: 12 weeks *2
(for a proposal for all shares/all cash TOB offer which does not involve a coercive two-tiered structure
Review period: 18 weeks *2
(other than the case stated in the left box)
Failure to comply with the review period of shareholders' will confirmation process
as soon as possible
as soon as possible
immediately
immediately
The shareholder voting record date *3
Ascertain shareholders' will regarding the issuance of the Rights by the way of a gratis allotment
(A written ballot or a shareholders will confirmation meeting)
not approved
approved
The Rights may not be issued by the way of a gratis allotment
The Rights may be issued by the way of a gratis allotment by the Board

*1 If the Board, based on the required information submitted by the Bidder, determines that the Bidder's proposal is in

the best interests of FUJIFILM and its shareholders, the shareholder vote will not be held, and no Rights will be issued by the way of a gratis allotment.

*2 A review period will be extended for eight weeks if the Board receives an opinion from an investment bank which states that the offer price is inadequate from a financial perspective. In addition, if the Bidder has neither submitted the securities registration statement(s), the securities reports, the semi-annual securities reports and extraordinary reports (including any amendment of each of such statement(s) and reports), each prepared in Japanese, required to submit under the Securities and Exchange Law of Japan (including any law succeeding it) covering the past five years, nor published any documents corresponding thereto in Japanese (excluding any summary in Japanese of such documents which were available only in a foreign language; provided, however, that there is an exception for the foreign securities reports and the foreign semi-annual securities reports under the Securities and Exchange Law) covering the past five years, a review period will be extended for another four weeks.

*3 The shareholder voting record date will be publicly announced at least two weeks prior to the record date.

[EXHIBIT 2]

(For reference)
FAQ about Fair Rules for the Acquisition of Substantial Shareholdings ("Shareholders' Will Confirmation Type" Takeover Defense Measure)

(This FAQ is intended only for the purpose of understanding of the Plan. Please refer to the text of the Fair Rules for the Acquisition of Substantial Shareholdings ("Shareholders' Will Confirmation Type" Takeover Defense Measure) for more details.)

Q1. What is the basic policy of the takeover defense measure?

A1. First of all, FUJIFILM believes that the best strategy in takeover defenses is preserving and enhancing corporate value and the common interests of shareholders of FUJIFILM and reflecting adequately such results to the stock price by improving our business performance and gaining to the fullest extent the confidence of our shareholders through ongoing and comprehensive investor relations activities, as well as improving overall returns to shareholders.

FUJIFILM also thinks that in the event that a takeover proposal is made, the ultimate decision as to whether or not to accept the proposal should be made by its shareholders at the time of the takeover proposal. The Board should not arbitrarily prevent the takeover to protect itself.

The Fair Rules for the Acquisition of Substantial Shareholding ("Shareholders' Will Confirmation Type" Takeover Defense Measure) (the "Plan"), released today, enable shareholders of FUJIFILM to make a duly informed judgment based on sufficient information and with a reasonable time period to consider the proposal. This measure is intended to obtain necessary information and provide a reasonable review period for the Board to review alternative measures or to negotiate with a bidder to improve the proposal and for the shareholders to make a duly informed decision, but not intended to prevent any and all takeover proposal.

Q2. What are the features of the Plan?

A2. The Plan is characterized by adoption at a time when no takeover proposal has been made or is expected and by the determination of shareholders' will at a later time when a takeover proposal is made.

The Plan embodies the basic policy that the shareholders at a time of the takeover proposal should decide as to whether to accept such proposal through a fair and highly transparent procedure to ascertain shareholders' will. It is designed to ensure that shareholders can make a duly informed judgment based on sufficient information and with a reasonable time

period to consider the proposal, as well as to give the Board the opportunity to pursue alternatives to maximize corporate value and shareholders' common interests.

This procedure to ascertain shareholders' will taken when a takeover proposal is made is a highly transparent system which is objective, detailed and set forth publicly in advance. Furthermore, it prohibits the Board from arbitrarily preventing or delaying the procedures.

Q3. Why is the threshold 15%?

A3. FUJIFILM believes that 15% is the appropriate threshold to set to avoid the possibility of effective control being acquired without the remaining shareholders having a say in the matter.

Additionally, FUJIFILM understands that in the U.S., which has a long history of rights plans, the 15% threshold is the most commonly used and that several Japanese companies with large market capitalizations have also adopted the same standard.

Q4. Please explain the basic concept that underlies the procedure to obtain required information.

A4. Details of required information are clearly and objectively defined in the Plan so that a bidder who makes a proposal can fully prepare in advance before it makes any proposal.

The required information is deemed sufficient unless it is not deficient on its face, so there is no room for undue discretion by the Board. Alternatively, the required information is deemed sufficient if legal counsel to the bidder submits an opinion with respect to the information submitted. Accordingly, the Board may not make any arbitrary decision as to whether it has received the required information, thereby unreasonably delaying the procedure.

Q5. Please explain the basic concept that underlies a review period.

A5. First of all, FUJIFILM would like to make it clear that a review period is set so as to enable shareholders properly to make a duly informed judgment.

In light of various factors, including the size of

FUJIFILM, its businesses and global expansion, FUJIFILM believes that it is necessary to have a reasonable time period for the Board to examine a takeover proposal, consult with outside advisers, pursue alternatives and negotiate in order to enable its shareholders to make an informed judgment. FUJIFILM also understands, based on takeover precedents in Europe and the United States as well as in Japan in recent years, that large companies generally require several months to almost a year for review and negotiation.

A review period begins on the date when all required information is submitted, and the Board, as mentioned in A4. above, is not allowed to arbitrarily delay commencement of a review period.

Q6. Under what circumstances, are the Rights issued by the way of a gratis allotment as a countermeasure?

A6. The Plan sets forth the procedure for shareholders to make an ultimate judgment as to the implementation of a countermeasure when a takeover proposal is made, and thus the Rights are issued by the way of a gratis allotment only when shareholders make an affirmative vote for such issuance by the way of a gratis allotment at a shareholders vote (Shareholders Will Confirmation Meeting or Written Ballot).

However, if a bidder fails to comply with the procedures set forth in the Plan, without going through a shareholders vote, the Board will pass a resolution to issue the Rights by the way of a gratis allotment.

Q7. Have you considered establishing an independent committee or a third party committee to make a decision to implement a rights plan?

A7. Upon giving consideration to various factors such as FUJIFILM's business and its size, FUJIFILM reached the conclusion that a potential change of control should be determined directly by shareholders, the owners of FUJIFILM, not a third party such as an independent committee. FUJIFILM also believes that it is not appropriate to leave such a fundamental decision as a potential change of control to outside experts who are not accredited by shareholders.

Q8. Did you consider obtaining approval at a shareholders meeting to adopt the Plan?

A8. After the careful consideration, FUJIFILM determined that it is not necessary to obtain approval at a shareholders meeting to adopt the Plan.

FUJIFILM believes that it is most desirable to have the shareholders with a direct interest at the time of a takeover proposal decide whether to accept such proposal when an actual proposal is made, rather than in the abstract.

Because there is constant change in the shareholders of a public company, shareholders at the time of adoption are inevitably different from those at the time of a takeover proposal, and the circumstances underlying the market and corporate management, as well as FUJIFILM's business will have changed from time to time. Therefore, approval of the shareholders at the time of the adoption does not reflect the will of the shareholders at the time when the Plan is to be implemented.

Q9. Was the fact that over 50% of FUJIFILM's shareholders are foreign shareholders of any significance in adopting the Plan?

A9. FUJIFILM, a majority of whose shares are held by foreign shareholders, conducted a thorough study of takeover systems and their operation in other countries, especially in the U.S., where rights plans were originally invented.

In the U.S., although fewer companies have rights plans at the present time than a few years ago, no companies have committed not to adopt a rights plan in the future, as we understand. Because of the U.S. antitrust laws and various state statutes, it is impossible for hostile acquirers to acquire substantial blocks without advance disclosure, which permits U.S. issuers to then put a rights plan into place before the acquisition can occur. In the United Kingdom, rights plans are not commonly used, but the TOB rules, which are more stringent than those of Japan, effectively prohibit coercive takeovers.

In contrast, Japan has not fully developed a system

which allows companies at the time of emergency to defend themselves against coercive takeovers and other acquisitions of substantial shareholdings which would impair corporate value and the common interests of shareholders. FUJIFILM has therefore decided that, in order to prevent corporate control from being accumulated without the shareholders given an opportunity to make an adequate judgment (informed judgment) based on necessary information and reasonable review period, it is necessary to adopt a highly transparent rule at a time when there is no takeover proposal made against it.

-End-

[EXHIBIT 3]

(For reference)
Stock Information (as of September 30, 2006)

- **Total number of shares authorized to be issued** 800,000,000

- **Total number of shares issued** 514,625,728

- **Total number of shareholders** 29,765

- **Major shareholders** (Shares in thousands)

Name	Number of shares held	Percentage of shares held
The Master Trust Bank of Japan, Ltd. (trust account)	30,473	5.9
Japan Trustee Services Bank, Ltd. (trust account)	27,691	5.3
Depositary Nominees Inc.	20,402	3.9
Nippon Life Insurance Company	20,190	3.9
Deutsche Bank Trust Company	16,204	3.1

Americas		
The Chase Manhattan Bank, N.A. LONDON	15,777	3.0
State Street Bank & Trust Company 505103	12,939	2.5
The Chuo Mitsui Trust and Banking Company, Limited	11,107	2.1
Sumitomo Mitsui Banking Corporation	10,478	2.0
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	9,492	1.8

(Notes) The number of shares held and the percentage of shares held are rounded down.

- **Ownership and distribution of shares**


Japanese Individuals and Others 8.1%
Japanese Financial Institutions 35.6%
Japanese Securities Firms 1.9%
Other Japanese Corporations 3.9%
Foreign Institutions and Individuals 50.5%

Fair Rules for the Acquisition of Substantial Shareholdings (PDF: 65KB)

News Releases

FUJIFILM to Enhance Production System of printing plates for Offset Printing in China

Commencement of Operations at New "PS and CTP Plates" Factory in Suzhou, China

March 22, 2007

FUJIFILM Corporation (President and CEO: Shigetaka Komori) today commenced operation of FUJIFILM Printing Plate (Suzhou) Co., Ltd.'s (hereinafter referred to as, "FFPS") new factory which is to be the new focal point of production for the main products of its graphic arts business, "PS and CTP Plates."

Having positioned the offset printing plate field as a growth business, FUJIFILM has already established a four-base PS and CTP plates production system encompassing Japan, the US, Europe, and China and has established a global system to facilitate the smooth supply of high-quality products and service in order to meet the increasing worldwide demand for CTP and PS plates. In particular, in the Chinese market where demand continues to rapidly increase, after establishing a joint venture known as "FUJIFILM Starlight" in Hebei Province, China in October of 2000, FUJIFILM established FFPS in January 2005, and constructed a new factory. With the addition of FFPS, which will be the second focal point for production of PS and CTP plates in China, FUJIFILM can meet domestic demand in China and leverage its position to increase exports to Asia and other destinations.

FUJIFILM has long been a leading company in devices and materials for printing. It continues its worldwide development,manufacture,and sales of a broad spectrum of products from graphic arts film , PS and CTP plates,

software, film and plate setters for prepress . FUJIFILM plans to continue to expand and develop its graphic arts business, which is one of its core businesses, and contribute further to the development of the global printing industry.

<Profile of New Factory in Suzhou>

1. Company name: FUJIFILM PRINTING PLATE (SUZHOU) CO., LTD.
2. Location: Suzhou Industrial Park, Suzhou , Jiangsu Province
3. Representatives: Board Chairman Nobuaki Inoue, President Fumio Ooi
4. Capital: US $39 million
5. Ownership: FUJIFILM 100%
6. Products: PS and CTP plates for offset printing
7. Area: Approximately 150,000 m^2
8. Number of employees: 230

Media Contact:
FUJIFILM Corporation
Corporate Public Relations Division
Tel:81-3-6271-2000
FUJIFILM website:
Japanese :http://fujifilm.jp/
English :http://www.fujifilm.com/

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